

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 5, 2017

Richard T. McGuire III
Managing Partner
Marcato Capital Management LP
Four Embarcadero Center, Suite 2100
San Francisco, CA 94111

>   **Re: Buffalo Wild Wings, Inc.**
>   **Definitive Additional Soliciting Materials**
>   **Filed May 4 and May 5, 2017 by Marcato Capital Management LP et al.**
>   **File No. 000-24743**

Dear Mr. McGuire:

We have reviewed the above-captioned filings, and have the following comments.

<u>General</u>

1. Please avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. We note, for example, the following statements in your soliciting material filed on May 4, 2017:

    -   "This desperate manipulation of the facts cannot mask Buffalo Wild Wings' persistent underperformance and clear lack of any strategic plan to create long-term shareholder value."

    -   "Electing Marcato's nominees will put an end to this deceitful behavior and provide the necessary financial expertise and business savvy to drive a turnaround."

    -   "These so-called 'peers' were not included in the Proxy Peer group, indicating a willful attempt to mislead investors by changing the composition of businesses that the Board believes to be representative peers to the Company."

    Characterizing a statement as an opinion or belief does not eliminate the need to rely upon a reasonable factual foundation for the statement. Refer to Note b. to Rule 14a-9.

2. The proxy supplement filed on May 5, 2017 used the EDGAR header tag "DFAN14A." Please advise us why this supplement was not filed using the EDGAR header tag DEFR14A. In addition, please explain to us why the supplement included under cover of Schedule 14A did not indicate that the submission was "Amendment No. 1," as contemplated by Rule 14a-101, to the definitive proxy statement. Alternatively, please refile the proxy supplement using the DEFR14A EDGAR header tag and identify the submission as Amendment No. 1.

We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Christina M. Thomas, Attorney-Adviser, at (202) 551-3577 or me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Richard M. Brand
        Cadwalader, Wickersham & Taft LLP